February 14, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
Washington, D.C. 20549
Attention: Rucha Pandit

Re:	Pinstripes Holdings, Inc.
Registration Statement on Form S-3
Filed February 4, 2025
File No. 333-284692
Ladies and Gentlemen:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Pinstripes Holdings, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4:00 p.m. Eastern Time on February 19, 2025, or as soon as practicable thereafter.
Once the Registration Statement has been declared effective, please contact our counsel, Elizabeth McNichol of Katten Muchin Rosenman LLP, at (214) 765-3661 to orally confirm that event or if you have any questions or require additional information regarding this matter.

Sincerely,
/s/ Anthony Querciagrossa
Name:	Anthony Querciagrossa
Title:	Chief Financial Officer

cc:	Dale Schwartz, Chief Executive Officer
Mark D Wood, Katten Muchin Rosenman LLP
Elizabeth C. McNichol, Katten Muchin Rosenman LLP